June 30, 2016

By EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, N.W.

Washington, DC 20549

Attention: Jeff Long

Re: Annual Reports for the Putnam Funds (the “Funds”)

Dear Mr. Long:

This letter responds to the comments that you provided telephonically to me and my colleagues Janet Smith, Venice Monagan and Caitlin Robinson on behalf of the Staff of the U.S. Securities and Exchange Commission (the “Commission Staff”) on June 2, 2016 regarding the Funds’ annual reports to shareholders.

For convenience of reference, I have summarized the Commission Staff’s comment before the response by the applicable Fund(s).

1.	Comment: Ticker symbols are missing for a number of the Funds. Please review each fund’s ticker symbols within the EDGAR system and ensure that they are complete.

Response: Putnam Management has reviewed each fund’s ticker symbols within the EDGAR system and has updated the ticker symbols as necessary.

2.	Comment: Since the N-8F filings for Putnam OTC & Emerging Growth Fund and Putnam Limited Duration Fund have been completed, these funds need to be marked as ‘inactive”.

Response: Putnam Management has marked Putnam OTC & Emerging Growth Fund and Putnam Limited Duration Fund as “inactive” in the EDGAR system.

3.	Comment: In reviewing the schedule of investments on the funds, it was noted that the interest rates for each of the securities has an “s” after them. Please explain what that represents and consider adding a tickmark to define.

Response: The “s” that is shown after a bond description’s interest rate is another way of stating the percentage. For example, a bond with “7s” would mean that it has an interest rate of 7%. Understanding that this may not be clear to a reader of the shareholder report, we will be replacing the “s” with “%” beginning with reports for funds with fiscal periods ending August 2016.

4.	Comment: For certain funds that disclosed Level 3 securities, there was not a sensitivity analysis presented. Please explain why this is the case. If there is a materiality threshold, include the threshold in the response.

Response: Disclosure of the sensitivity analysis is completed for securities that are fair valued by Putnam Management, not for all Level 3 securities. In accordance with 820-10-50-2(bbb) we do not provide a sensitivity analysis for Level 3 securities where Putnam has not developed the inputs. In particular, securities that are priced by a single broker are classified as Level 3 securities. Because fair value was not determined using inputs developed by Putnam Management, a sensitivity analysis is not required under 820-10-50-2. To help clarify this for the reader, we will include a definitive statement noting that securities valued by a broker are not included in the sensitivity analysis disclosure. Level 3 rollforwards, as well as the sensitivity analysis, are included in funds whose value of Level 3 securities are greater than 1 % of a funds’ net asset value.

5.	Comment: Within the schedule of investments, certain funds only are disclosing the year of the maturity while other funds are disclosing the specific month and year. We would suggest being consistent across the fund complex.

Response: We will create a consistent approach across our fund complex and disclose the maturity date using the specific month and year beginning with reports for funds with fiscal periods ending August 2016.

6.	Comment: Certain funds (i.e., municipal bond funds) contain Putnam ratings for securities. Please explain why these are used and consider explaining how the Putnam ratings correspond with Moody’s and S&P ratings.

Response: The municipal bond holdings in the shareholder reports are assigned a rating from one of three rating agencies; Moody’s, S&P and Fitch. If a rating is not available from one of the three agencies, then the security will be rated by Putnam and assigned a “Putnam” rating. The Putnam rating schema is similar to that of the S&P rating system. We will include an additional statement in the footnotes to our municipal bond funds’ schedule of investments clarifying that the Putnam rating system schema is similar to that of the S&P rating system.

7.	Comment: For Putnam International Value Fund and Putnam Global Utilities Fund, the “other expense” line item in the Statement of operations was greater than 5% of net assets. Please ensure that there are not any individual expense items within this line item that are greater than 5%. If there are, they would need to be disclosed separately within the Statement of operations.

Response: For Putnam International Value Fund and Putnam Global Utilities Fund, there are not any individual expenses within “Other expenses” on each funds respective statement of operations that is greater than 5% of net assets.

8.	Comment: Putnam Floating Rate Income Fund had a return of capital during the period. Please confirm that the fund has complied with Rule 19a-1

Response: We confirm that the Putnam Floating Rate Income Fund complied with the shareholder notice requirements of Rule 19a-1 under the Investment Company Act of 1940, as amended.

9.	Comment: Please confirm that the expense ratio is gross of brokerage credit and expense offset. The footnote seems to state that they are excluded from the expense ratio. Consider clarifying footnote disclosure.

Response: We confirm that the expense ratio presented in each fund’s financial highlights is gross of the brokerage credit and expense offset. Each fund's expense ratio is footnoted to indicate that it includes amounts paid through expense offset and/or brokerage/service arrangements. We believe this footnote states clearly that the expense ratios presented in the shareholder report are gross of the brokerage credit and expense offset amounts.

10.	Comment: With respect to the fee waivers described in the financial statement footnotes, please confirm in the response if there are any recoupment provisions within these agreements.

Response: We confirm that there are not any recoupment provisions as part of any of the fee waivers.

11.	Comment: Since the funds’ management fee is paid through a tiered structure, consider providing the effective management fee rate that a fund incurred during the period within the notes to the financial statements, similar to the presentation that is made in a funds’ prospectus.

Response: We agree that including the effective management fee for the period would be helpful to a reader of the financial statements and will begin including this in Note 2 of a fund’s financial statement footnotes.

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12.	Comment: Please explain why the Putnam Cash Collateral Pool, LLC is not included within the Affiliated Transaction footnote. Consider including it in that note.

Response: The Putnam Cash Collateral Pool, LLC is a limited liability company that is utilized as the investment vehicle for cash collateral received as part of the securities lending program for each of the funds. Due to its purpose, the information regarding this fund, including its affiliation with Putnam Management as well as its current market value has been disclosed in Note 1, within the Securities Lending footnote. We agree, though, that including it with other affiliated activity in the Affiliated Transactions footnote would be a better location for this disclosure. All of the Putnam funds that invest in Putnam Cash Collateral Pool, LLC will disclose this fund, along with the appropriate affiliated transaction information, which includes purchase cost and sales proceeds during the period, in the Affiliated Transaction footnote beginning with reports for funds with fiscal periods ending September 2016.

13.	Comment: Confirm that the relevant disclosure is included in the financial statement notes for any 17a-7 transactions.

Response: Beginning with the reports for the funds with fiscal periods ending December 2015, disclosure regarding 17a-7 related transactions (below) has been included in each of the funds footnotes if these transactions represent less than 5% of each fund’s cost of purchases and/or proceeds from sales. If these transactions are greater than 5%, then disclosure of the total cost of purchases and proceeds from sales will be included in the footnote.

“The fund may purchase or sell investments from or to other Putnam funds in the ordinary course of business, which can reduce the fund’s transaction costs, at prices determined in accordance with SEC requirements and policies approved by the Trustees. During the reporting period, purchases or sales from or to other Putnam funds, if any, did not represent more than 5% of the fund’s total cost of purchases and/or total proceeds from sales.”

14.	Comment: For Putnam Investors Fund, the auditor consent was not included in the fund’s July 31, 2015 NSAR-B filing. Please make an amended filing including this consent.

Response: On June 2, 2016, Putnam Investor Fund’s July 31, 2015 NSAR-B filing was refiled with the auditor consent.

15.	Comment: Currently only the fact that a waiver was in effect and the date that the waiver will expire is included within a funds’ prospectus. Consider stating the actual expense limit in basis points in the relevant fee table footnotes

Response: Thank you for your comment. Instruction 3.e. to Item 3 of Form N-1A requires that if a fund reflects an expense reimbursement or fee waiver arrangement in its fee table, the fund must disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances. Putnam Management believes that the disclosure in the footnotes to the fee table satisfies the requirements of Instruction 3.e to Item 3, and is not misleading to shareholders. Additionally, the Statement of Additional Information provides further detail about all expense limitation and fee waiver arrangements of the funds.

16.	Comment: Putnam Global Health Care Fund and Putnam VT Global Health Care Fund each appears to have approximately 80% of its assets in U.S. securities. How do these funds comply with the prospectus disclosure that states the fund will invest at least 40% (or at least 10% less than the benchmark’s foreign holdings) in non-U.S. securities?

Response: The prospectuses for Putnam Global Health Care Fund and Putnam VT Global Health Care Fund state that each fund will normally invest "at least 40% of its net assets in securities of foreign companies (or, if less, at least the percentage of net assets that is 10% less than the percentage of the fund's benchmark represented by foreign companies, as determined by the providers of the benchmark)." The prospectus also describes the methodology Putnam uses to determine whether a company is "foreign" for purposes of this test. We note that a company might be considered "foreign" by Putnam for purposes of this compliance test, but be considered a U.S. company for financial statements purposes. We confirm that each fund's investments are in compliance with the test set forth in its prospectus.

17.	Comment: Putnam Small Cap Growth Fund invests 32% of its assets in the health care sector. Should the fund have a policy on concentration and/or should the prospectus include additional risk disclosure as a result?

Response: The prospectus for Putnam Small Cap Growth Fund includes the following disclosure: “From time to time, the fund may invest a significant portion of its assets in companies in one or more related industries or sectors which would make the fund more vulnerable to adverse developments affecting those industries or sectors.” The fund does not have a specific investment strategy to invest in companies in the health care sector; however, the health care sector is currently the top sector in the fund’s benchmark, the Russell 2000 Growth Index. The fund currently has a higher allocation of investments in the health care sector than in other sectors as a reflection of a similar allocation in the fund’s benchmark. We note that in recent years, the fund’s level of investment in the health care sector has been significantly lower than its current level. We therefore believe that the current prospectus disclosure regarding periodic industry or sector concentration is adequate and a policy on concentration or additional risk disclosure is not necessary.

I believe that this letter addresses the Commission Staff’s comments. Please also find attached as Appendix A certain representations by an officer of the Funds. Should you have any further questions, please do not hesitate to call me at (617) 760-5027. Thank you for your assistance.

Very truly yours,

/s/Kevin Blatchford

Kevin Blatchford

Director of Financial Reporting

cc: James E. Thomas, Esq., Ropes & Gray LLP

Appendix A

Re: Annual Reports to Shareholders of The Putnam Funds (the “Funds”)

Reference is made to the Annual Reports to Shareholders and to the attached letter from an officer of Putnam Investments. As requested, we acknowledge the following: (i) the comments of the Commission’s Staff with respect to the filing, and this response, do not foreclose the Commission or its Staff from taking any action with respect to the filing; (ii) should the Commission or its Staff not take any action with respect to the filing, it does not relieve a Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) should the Commission or its Staff not take any action with respect to the filing, the Fund may not assert this as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Funds.

Very truly yours,

/s/ James Clark

James Clark

Vice President and Chief Compliance Officer

The Putnam Funds

June 30, 2016